United States securities and exchange commission logo





                              June 28, 2022

       Gary Simanson
       Chief Executive Officer
       Coincheck Group B.V.
       Hoogoorddreef 15, 1101 BA
       Amsterdam, Netherlands

                                                        Re: Coincheck Group
B.V.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted May 20,
2022
                                                            CIK No. 0001913847

       Dear Mr. Simanson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       General

   1. Please tell us and disclose whether your processes are designed to prevent offers and sales of crypto assets and
other products and services available on Coincheck in the United
                                                        States or to U.S.
persons. If so, please describe the specific onboarding and KYC processes utilized,
including whether you restrict users based on the location of their IP address. If applicable,
please also specifically address any steps you are taking to ensure that U.S. customers
cannot circumvent your onboarding restrictions and revise your risk factors to address the
risks associated with any processes you have in place, the possibility that persons may
circumvent those processes and the potential regulatory consequences if
                                                        U.S. customers
circumvent these restrictions.
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2. We note your disclosure on page 62 under the risk factor captioned "Depositing and withdrawing crypto assets into and from our trading platforms involves risks..." regarding your custodial practices. Please revise your summary of Coincheck's business to further describe your custodial practices for crypto assets, including the items below:
             briefly discuss what portion of the crypto assets are held in hot wallets and cold wallets, respectively, and whether there are differential storage practices with regard
             to Coincheck's own crypto asset holdings versus customers   ;
             disclose the geographic location where the crypto assets are held in cold wallets and how the private keys are located;
             identify such custodians and discuss the material terms of any agreements you have with them;
             identify the person(s) that have access to the crypto assets and whether any persons
             (e.g., auditors, etc.) are responsible for verifying the existence thereof. Also clarify whether any insurance providers have inspection rights associated with the crypto assets held in storage;
             identify the person(s) that have the authority to release the proceeds from your wallets; and
             briefly discuss how the existence, exclusive ownership and software functionality of private digital keys and other ownership records are validated by the relevant parties.
3. Please describe in greater detail in the forefront of your prospectus your use of digital engagement practices in connection with your technology platform, including, as examples only, behavioral prompts, differential marketing, game-like features and other design elements or features designed to engage with retail investors. In this regard, please expand on your disclosure on page 190 regarding your incentive programs to incentivize
         Monex users to trade on Coincheck.
         Please also address the following, without limitation, in your revised disclosure:
             specifically describe the analytical and technological tools and methods you use in connection with such practices and your use of technology to develop and provide investment education tools;
             clarify whether any of such practices encourage retail investors to trade more often, invest in different crypto assets or change investment strategies; clarify whether you use any optimization functions (e.g., to increase platform
             revenues, data collection and customer engagement). To the extent your use of any optimization functions may lead to potential conflicts between your platform and investors, please add related risk factor disclosure; and describe in greater detail your data collection practices or those of your third-party
             service providers.
4. Please be advised that we have referred this filing to the Division of Trading and Markets.
         There may be further comment upon conclusion of their review.
Summary of the Proxy Statement/Prospectus, page 10

5. Please revise your summary section to summarize the extensive regulatory regimes to
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         which you are subject to and expand your disclosure regarding the risks and uncertainties inherent in your business.
Parties to the Business Combination
Thunder Bridge, page 10

6. We note your disclosure that the Over-Allotment Units and the Private Placement Units
         were sold at $10.00 per unit. In light of that, please confirm whether the proceeds of the
         Over-Allotment Units should be $11,527,840 and the proceeds of the Private Placement
         Units should be $230,550 and if so, revise the disclosure. Organizational Structure following the Business Combination, page 13

7. Please revise to include the defined names of each entity in the organizational diagrams prior to and following the business combination.
Questions and Answers About the Business Combination, page 26

8. Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material. In this regard we
         note your disclosure on page 35.
9. We note your disclosure on pages 35 and 36 and under "Conflicts of Interest" beginning on 233 of a variety of potential conflicts of interest that exist or may emerge between the
         sponsor and the company   s officers and directors on one side, and
the company and its
         public shareholders on the other. Please clarify how the board considered those conflicts in negotiating and recommending the Business Combination.
10. We note your disclosure of a "Minimum Cash" Condition on page 28. Please clarify the
         "Minimum Cash" threshold.
11. We note your disclosure on page 30 that the Sponsor and your officers and directors have agreed to waive their redemption rights. Please describe any consideration provided to
         Thunder Bridge's officers and directors in exchange for this agreement.
What equity stake will current Thunder Bridge stockholders, page 28

12. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by expanding your sensitivity analysis to show a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders,
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         convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Please also revise the table on the cover page accordingly.
Proposals to be Submitted at the Stockholders Meeting , page 39

13. Please include structure charts showing the ownership of Thunder Bridge Capital Partners
         IV, Inc. and Coincheck, Inc., prior to the Business Combination, as well as an intermediate chart showing the reorganization and share exchanges involved in the
         Business Combination. In addition, please revise the post-Business Combination structure chart on page 13 to show ownership percentages under a no redemption scenario. If accurate, please revise the post-Business Combination structure chart on page 13 and the table on page 28 to refer to "Monex Group, Inc.", as opposed to "Former Coincheck
         Equityholders" as the holder of 83% of the Post-Combination Company. Our total revenue is substantially dependent on the prices of crypto assets, page 45

14. Please revise here and in the summary to update your disclosure and discuss the impact of the recent declines in prices of crypto assets that you support. Risks Relating to Coincheck's Business and Industry
A crypto asset's status as a "security" in any relevant jurisdiction, page 53

15. We note your disclosure that "If Bitcoin, Ethereum, or any other crypto asset supported on our trading platforms is deemed to be a security under the laws of foreign jurisdictions, including the United States, it may have adverse consequences for the market for such supported crypto asset." In light of this, please add disclosure regarding your continued
         offering of XRP on your platform and any adverse consequences
resulting from the SEC   s
         complaint against the promoters of XRP alleging that they raised more than $1.3 billion through XRP sales that should have been registered under the federal securities laws but were not.
We compete against a growing number of decentralized and noncustodial platforms, page 53

16. Please revise to further describe the benefits of non-custodial and decentralized platforms versus Coincheck's platform, beyond low start-up costs. In particular, please describe whether transactions on such platforms may be faster, less expensive or more private than those conducted through Coincheck.
The loss or destruction of private keys required to access any crypto assets, page 56

17. Please disclose if you have any obligations to your securities or crypto asset account holders in the event of loss or fraud. In so doing, please expand your discussion of lawsuits you faced in the wake of the "NEM hacking incident," where 500 million of
         NEM, worth approximately US$400 million, were lost from your platform, and refer to the incident under the risk factor captioned "Risks Relating to Crypto Assets-Due to
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         unfamiliarity and some negative publicity associated with crypto asset platforms..." where you discuss significant hacking incidents on page 62. Please also revise your summary risk factor disclosure to specifically address the NEM hacking incident.
Many of our customers are first-time users, page 57

18. We note your disclosure that you have seen a significant increase in the number of new accounts opened by first-time investors in the years ended March 31, 2020 and 2021.
         Please quantify your new accounts opened for the periods presented. We are exposed to credit risks for cryptocurrency exchange brokers, page 68

19. Please revise to identify any cryptocurrency exchange broker for which you have or may have any material credit risk exposure.
Risks Related to Thunder Bridge and the Business Combination, page 71

20. Please disclose the material risks to public warrant holders, in particular those arising from the differences between private placement warrants and public warrants.
21. We note your disclosure on page 77 that you waived the corporate opportunities doctrine.
         Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
22. Please reconcile your risk factor caption on page 79 that "Thunder Bridge does not have a specified maximum redemption threshold" with your statement that "in no event will
         Thunder Bridge redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon the consummation of the Business Combination."
Thunder Bridge stockholders.... will exercise less influence over management, page 78

23.      Please revise to define the term    2022 Plan.
Note 2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed
Combined
Balance Sheet, page 124

24. We note your disclosure in footnote F related to the recognition of Earn-Out shares as a liability measured at fair value. Please provide us your accounting analysis related to the
         Coincheck Shareholder and Sponsor Earn-Out arrangements. Specifically, tell us how you considered whether the arrangements were in the scope of IFRS 2 and how you considered the impact of service or vesting conditions on your recognition and measurement.
Certain Historical and Prospective Financial Information, page 139

25. We note the reference in the section heading to "Prospective Financial Information"
         provided to the Thunder Bridge board as well as a reference to "projections" in the paragraph below. Please tell us, and revise your disclosure to clarify, whether any
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         projections or other prospective financial information was provided to or considered by the Thunder Bridge board in connection with the board's consideration of the business combination transaction.
The Business Combination Agreement
Closing Conditions, page 157

26. Please confirm, if true, that all conditions to closing under the Business Combination
         Agreement may be waived by the affected party. If not, please revise to identify which closing conditions may be waived, and which may not.
Overview, page 179

27.      Please provide narrative disclosure that explains the customer journey
on Coincheck   s
         platform. In your revised disclosure, please:
             Explain how an account is verified and funded (including AML/KYC process, expanding on your reference to "robust KYC/AML and compliance infrastructure" on page 179);
             Describe all of the steps that occur once an account is funded leading up to and through the completion of a trade;
             Identify who has custody of any funds going out to fund a transaction;
             Identify who has custody of any asset, digital or otherwise, that goes back to a
         customer   s brokerage account; and
             Clarify the extent of regulatory approvals to perform these tasks.
28. Please confirm whether 100% of your customer base is located within Japan. If not, please provide a breakdown of the location of accounts held by users outside of Japan, and discuss any trends in account openings and behavior. Please also disclose whether all
         Coincheck products and services, including Coincheck Lending and the NFTs, are available to all customers regardless of jurisdiction, or any limitations on offerings in certain jurisdictions. Please disclose how Coincheck ensures compliance with laws and regulations in the various jurisdictions in which it operates or offers products and services.
29.      Please expand your disclosure regarding Coincheck   s crypto assets
business to clearly
         describe the following:
             Coincheck   s key products, services, product families and their
markets and
             customers;
             distribution methods of the products or services;
             status of any publicly announced new product or service;
             Coincheck   s competitive position in the industry and methods of
competition;
             whether the crypto assets business is dependent on one or a few customers, suppliers or other counterparties;
             need for any government approval of principal products or
services;
             the relationship between Coincheck and Monex (and the extent to which a customer of one entity is either automatically a customer of the other, or is incentivized to open
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              an account with the other); and
                any other information material to understanding the crypto assets business and business activities.
30. Please provide us with the information that supports your disclosure that you estimate that
         28% of cryptocurrency users in Japan have a verified Coincheck account.
The cryptocurrency markets are rapidly growing and expanding, page 181

31. Please revise to update and balance the disclosure in this section regarding the growth of the cryptocurrency markets.
Trusted Brand, page 187

32. Please tell us why you believe your brand is "trusted by users and regulators." In your response, please tell us the basis for forming this belief and also address the extent to which the NEM hack in 2018 was considered.
Exchange Platform, page 188

33. You state here that you generally do not earn direct commissions from trades on the exchange platform. Please revise to clarify how you generate revenue from this platform.
Information About Coincheck
Our Services, page 188

34. Expanding on your disclosure here and under "Coincheck Management's Discussion and
         Analysis of Financial Condition and Results of Operations-Key Operating Metrics" on
         page 200, please revise to identify and quantify the amount of trading of each crypto asset
         that is traded on Coincheck   s investment platform. Please identify
all of the crypto assets
         that Coincheck offers services in and identify all of the crypto asset services provided for each asset. Consider updating the table on page 188 to show these various crypto assets and corresponding services. In addition, in light of your disclosure on page 200 that "we have aimed to expand our revenue opportunities by adding new cryptocurrencies," please tell us the crypto assets that you plan to add as part of these initiatives, and disclose your anticipated timeframe for introducing the new crypto assets.
35. We note your disclosure on page 190 that Coincheck offers a service, "Coincheck
         Lending, through which users lend their crypto assets to [Coincheck] for a contracted period of time." Please expand your disclosure to provide a materially complete description of this service. For example purposes only:
             disclose any limits on the amount or size of loans made by your users;
             quantify or provide a cross-reference to the amount of crypto assets borrowed;
             describe the purpose of the crypto asset borrowings, including how the borrowed crypto assets are used; and
             expand upon your disclosure of the implied yield for any assets you borrow of up to
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              5% per year to identify the assets that you borrow and the rates or ranges of rates you pay, including how often the rates are changed.
36. Please describe the steps to approve new crypto assets for trading on your platform, including the commercial, legal and technical considerations given when making such a determination.
Marketplace Platform, page 188

37.      Please revise to clarify what the term    cover    means in your
references to    covered
         counterparties    and    cover transactions    referenced throughout
your filing.
38. Please revise your disclosure here to more fully describe how a transaction is completed on your marketplace platform. For example, please describe how your cover transactions work, who you transact with to cover and what information you provide to your users about the spread that you add or deduct to the crypto asset price. Please also explain the statement that transaction revenue is "mainly derived" from transactions with retail customers where you add or deduct a bid-ask spread.
Coincheck IEO, page 189

39.      We note disclosure that you launched your Initial Exchange Offering (
 IEO   ) business in
         2021, which enables crypto start-ups to raise money through a trading platform or crypto exchange. Please tell us and revise your filing to:

                Explain in further detail the services and activities you provide as part of your IEO business including a discussion of the flow of tokens and fiat or crypto assets between parties and your role in the flow;
                Discuss how tokens are received into and subsequently sold on the Coincheck IEO platform, including a discussion of how payments (e.g. fiat currency or cryptocurrency) by customers are received and remitted to the crypto start-ups;
                Disclose whether you provide custody services for the tokens sold on your Coincheck
              IEO platform; and
                Disclose your accounting policies related to each aspect of the IEO that impacts your financial statements including, for example, your revenue recognition policies and whether you are a principal or an agent.

40. Please revise to describe any listing criteria you utilize for IEOs. NFT Marketplaces - Coincheck NFT and miime, page 189

41. We note that Coincheck NFT Marketplace began operations on March 24, 2021 and was the first off-chain NFT exchange in Japan to allow users to buy and sell non-fungible
         tokens (   NFTs   ). Please tell us and revise your filing to explain
in further detail the
         following:
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                Whether you provide custody services for holders of NFTs;
                How you considered the applicability of Staff Accounting Bulletin No. 121 (SAB
              121); and
                Your accounting policies related to holding, buying and selling NFTs.

         Additionally, please tell us whether you are the principal or agent in NFT transactions and provide us with an accounting analysis detailing how you made this determination considering the guidance in IFRS 15. Please also tell us how you determined the transaction price in NFT transactions.
42. We note that since the acquisition of Metaps Alpha Inc. in February 2021 you have operated miime, an on-chain NFT exchange platform. Please tell us and revise your filing to disclose the following:

                How miime operates and specifically the services and activities provided and how miime interacts with the block chain; and
                The type of fee received (e.g. fiat or crypto), how it is determined and your accounting policies related to revenue recognition and any other areas impacting your financial statements.
NFT Marketplaces, page 189

43. Please revise to describe your process for approving NFTs for listing on your marketplace and what role you play in price discovery or other disclosure regarding the particular
         NFTs that are traded.
Additional Services, page 190

44. Please quantify for us, for each period presented, the revenue and costs recognized for each service listed and provide any other relevant metrics to describe the materiality of the service on financial results or your business plan. Additionally, please tell us how you expect each service to impact financial results and trends in future periods.
Overview of Regulatory Framework in Japan, page 193

45. Please revise to disclose who determines whether a particular asset is a crypto asset or a security token. Please also disclose whether or not these designations have or could change for a particular asset.
Coincheck Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Business Metrics and Trends, page 200

46. Please revise here and in your Summary to disclose the digital assets under custody at the end of each reporting period and tell us the maximum amount of digital assets held in custody for your customers during each reporting period. In addition, please expand your
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         disclosure regarding what Coincheck does with the digital assets of which it has custody.
Verified Users, page 200

47. Please revise to disclose how you use the verified users metric to manage your business.
         Please also revise to describe any material assumptions or limitations associated with this metric, including clarifying whether or not a previously verified user would ever be removed from the total number based on passage of time or otherwise. IEO-related Revenue, page 203

48.      We note disclosure that you recorded revenue of   2.5 billion from
your IEO service for
         the six-months ended September 30, 2021, all of which was from the revenue generated by the IEO of Palette Token. We also note on page F-48 that commissions received
         revenues totaled   1.07 billion for the six month period ended
September 30, 2021, which
         includes fees from the issuer of IEO. Please revise your filing to clearly disclose, and reconcile these differing amounts, of IEO revenues recorded for this period.
Regulation in Japan and international markets, page 205

49. We note your statement that "our business is subject to the oversight of numerous regulatory agencies in Japan and other jurisdictions, including, but
not limited to, Japan   s
         Financial Services Agency(   JFSA   ) and the JVCEA." Please disclose
the other
         jurisdictions to which you are subject to regulation. In particular, please disclose whether any of Coincheck's activities are subject to regulation in the United States, and the relevant regulators in the United States.
Factors Affecting Our Results of Operations
Offering additional products and services, page 205

50. Please expand your discussion regarding marketing and associated costs, and revise to identify the nature and type of all costs associated with customer acquisition. Please quantify, if available, your per-account acquisition costs and the payback period for
         Coincheck's customers for each of the periods presented, and describe how the customer acquisition costs impact such payback period.
51. We note that you employ digital marketing and other advertising, including on television.
         Please revise to explain in more detail the mechanics of your marketing campaigns.
Historical Results of Operations, page 208

52. Please revise to disaggregate your selling, general and administrative expenses by each significant component disclosed on page 206.
Liquidity and Capital Resources, page 211

53. Please revise your crypto asset disclosures referenced in the fourth paragraph of this
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         section to include all crypto assets recognized in the consolidated statements of financial position or more clearly discuss which crypto assets are included in amounts disclosed.
54.
         We note disclosure that you held   71 million of crypto assets at cost
as of March 31,
         2021, which is defined as crypto assets held less crypto asset borrowings. Please revise to clarify if this amount represents crypto assets held for use as described in the final paragraph on page F-64. If so, please more clearly explain how you determine which crypto assets held for use are considered current assets and which are considered non-
         current assets. If not, please revise to more clearly explain why this amount is measured at cost.
Crypto Asset Borrowings, page 214

55. Please tell us the IFRS guidance you relied upon to recognize and measure your crypto asset borrowings. Specifically tell us if you believe there is an embedded derivative and how you account for it.
Crypto Assets Held, page 214

56. We note your disclosure that Coincheck recognizes crypto assets received through airdrops or forks if the crypto asset is expected to generate probable future benefit and if you are able to support the trading, custody, or withdrawal of these assets. Please tell us and revise to disclose as needed:

                If you have any material unrecognized crypto assets related to a hard fork or air drop;
                If you have controls in place to monitor for a material hard fork or air drop;
                What contractual or other obligations you have to your customers for airdrops and forks; and
                If you have supported or recognized any airdrops and forks and if so the dollar amount.
57. Please revise here and in the notes to your financial statements to clarify if you act as a broker-trader of cryptocurrencies as referenced in IAS 2 and the June 2019 IFRS
         Interpretations Committee agenda decision. Please provide us an analysis supporting your determination. Additionally, please tell us how you determined that accounting for crypto assets as inventory at fair value and as intangible assets at cost was consistent with the guidance in IAS 2.
58. We note your disclosure that crypto assets held for facilitating transactions in the ordinary course of business are initially recognized at cost. Please revise here and in the notes to your financial statements to clarify how you measure cost.
59. We note your disclosure that crypto assets held for facilitating transactions in the ordinary course of business are measured at fair value less costs to sell subsequent to the initial recognition. In measuring fair value, please tell us whether there is any bid-ask spread and if so, which price within the bid-ask spread you use to measure fair value for crypto
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         assets and crypto asset borrowings (e.g. mid-market convention, etc.). Refer to IFRS
         13.70 for guidance. Also, please tell us how you measure costs to sell.
60. Please revise here and in the notes to your financial statements to clarify how you recognize the usage fee paid to the lender of the crypto asset.
61. Please revise to more clearly disclose the business purpose for your crypto assets held for use as we note disclosure on page 211 that Coincheck has not invested into crypto assets for their own account but may do so in the future.
Commission Received, page 215

62. Please tell us the amount of commissions received for transactions on your cryptocurrency exchange platform for each period presented. Please tell us how you expect this revenue source to trend in future periods.
63. Please revise your filing to disclose whether you are the principal or agent in transactions on your cryptocurrency exchange platform. Please provide us an accounting analysis detailing how you made this determination considering the guidance in IFRS 15. Also, tell us how you determined the transaction price.
Transaction Revenue, page 215

64. We note disclosure that you act as a principal for delivering or receiving crypto assets for transactions with customers or with covered counterparties. Please provide us a detailed accounting analysis related to your accounting determinations as to whether you act as the principal or agent. Specifically discuss:

                All of the key facts and circumstances including the key terms and conditions in your agreements with customers;
                The flow of crypto assets in covered sell or buy transactions; If your covered counterparties are considered customers in your
IFRS 15 analysis;
              and
                How you assess whether you control the crypto assets during the transaction.
65. We note your disclosure that the gross amount of the transaction revenue is considered as the spread, which is the difference between the prices that your retail customers buy or sell crypto assets on your marketplace and the prices that you procured or sold to covered counterparties. We also note that the transaction with a customer and a corresponding cover transaction are substantially considered as one transaction. Please tell us:

                If you believe the spread represents the transaction price;
                How you concluded that the transactions with the retail customer and the corresponding cover transaction with a counterparty represent one transaction with a customer under IFRS 15; and
                How you considered whether the gross amount of transaction revenue recognized should be the spread or the gross consideration received from the customer or the
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              covered counterparty from the sale of crypto assets.
66. We note your disclosure that you enter into contracts with customers and concurrently with covered counterparties to purchase and sell crypto assets and that the cover transactions are executed through a system/program immediately after the transactions with customers are executed, with the remaining open positions calculated by offsetting the positions made by the transactions with customers within the group policy threshold amount. Please provide us additional information regarding the group policy threshold amounts and to the extent that you have open positions, tell us the amount of open positions at each period end and tell us how you accounted for these amounts.
Note 7. - Safeguard Assets/Safeguard Liabilities, page F-49

67. Please revise to separately disclose each significant crypto asset included in your
         safeguard liability. Additionally, to the extent that the    Others
category continues to be
         have a significant amount of crypto asset value, please revise to disclose the percentage of the crypto asset with the highest yen value included within this category.
Note 11 - Cash Segregated as Deposits, page F-79

68. Please provide us a detailed accounting analysis related to how you considered whether to recognize cash deposited by your customers on your balance sheet and your presentation of the cash prior to and as of March 31, 2021 in your balance sheet and statement of cash flows. Please discuss all the key facts and circumstances including the significant terms and conditions in your agreements with customers and how you considered this information when applying the relevant guidance in IFRS including the IFRS
         Interpretations Committee Agenda Decision    Demand Deposits with
Restrictions on Use
         arising from a Contract with a Third Party   IAS 7    published in
April 2022.
Note 12 - Crypto Assets Held, page F-79

69. Please provide us a detailed accounting analysis related to your accounting determinations as to whether or not you control customer crypto assets. Please have a separate analysis for the crypto assets loaned to you and recognized on balance sheet and the crypto assets deposited by customers and not recognized on your balance sheet. Please discuss all the key facts and circumstances including the key terms and conditions in your agreements with customers, and how you considered this information when applying the guidance in the IFRS Conceptual Framework (revised 2018). Additionally, please detail the legal analysis you have performed in determining whether the crypto assets would be included in the Coincheck bankruptcy estate.
Note 19 - Deferred Taxes and Income Tax Expenses, page F-87

70. Please tell us all the facts and circumstances related to the utilization of previously
         unrecognized deferred taxes    and provide us the accounting guidance
considered in your
         accounting determinations.
 Gary Simanson
Coincheck Group B.V.
June 28, 2022
Page 14

       You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 202-551-4162 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameGary Simanson                         Sincerely,
Comapany NameCoincheck Group B.V.
                                                        Division of Corporation
Finance
June 28, 2022 Page 14                                   Office of Finance
FirstName LastName